CARESPLIT, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF

DECEMBER 31, 2019

CARESPLIT, INC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited

CARESPLIT, INC
BALANCE SHEETS
From April 4, 2019 to December 31, 2019
(unaudited)

Assets	
Current Assets	**$0**
Cash	**$12,154.75**
Total Assets	**$12,154.75**
Liabilities and Member's Equity	
Current Liabilities	**$0**
Accounts payable	
Total liabilities	
Commitments and contingencies (Note 3)	**$0**
Member's Equity	**$0**
Total liabilities and member's equity	

CARESPLIT, INC
INCOME STATEMENT
From April 4, 2019 to December 31, 2019
(unaudited)

Operating Income

Revenue $0

Operating Expense

General & Administrative $11,368.25

Net Income   -$11,368.25

CARESPLIT, INC
STATEMENT OF CASH FLOWS
From April 4, 2019 to December 31, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income

    Net cash provided by operating activities

Increase (decrease) in cash and cash equivalents	**-$11,368.25**
Cash and cash equivalents, beginning of year	**$23,523.00**
Cash and cash equivalents, end of year	**$12,154.75**

Supplemental disclosures of cash flow information:

    Cash paid for interest   **$0**

    Cash paid for income taxes